SEC Mail Processing Section

APR 01 2015

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15026046

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING FEB 1 2014 (MM/DD/YY) AND ENDING JAN 31 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PREMIER SECURITIES OF AMERICA, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4411 SUWANEE DAM RD SUITE 710
(No. and Street)

SUWANEE (City) GA (State) 30024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDMAN + CO. CPAs P.C.
(Name – *if individual, state last, first, middle name*)

316 ALEXANDER ST SUITE 4 MARIETTA GA 30060
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, STEVEN G EARLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PREMIER SECURITIES OF AMERICA, INC, as of JAN 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
HEATHER STEWART
Notary Public, Georgia
GWINNETT COUNTY
My Commission Expires
AUGUST 30, 2015

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PREMIER SECURITIES OF AMERICA, INC.

(a Georgia Corporation)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED
JANUARY 31, 2015

goldman & COMPANY, CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Premier Securities of America, Inc.
Suwanee, Georgia

We have audited the accompanying financial statements of Premier Securities of America, Inc. (a Georgia corporation), which comprise the statement of financial condition as of January 31, 2015, and the related statements of Operations, changes in Shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Premier Securities of America, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Premier Securities of America Inc as of January 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of Premier Securities of America, Inc. financial statements. The supplemental information is the responsibility Premier Securities of America, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman & Company, CPAs, PC
Goldman & Company, CPAs, PC
Marietta, Georgia
March 30, 2015

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

PREMIER SECURITIES OF AMERICA, INC.

Table of Contents

PREMIER SECURITIES OF AMERICA, INC.
STATEMENT OF FINANCIAL CONDITION

ASSETS	January 31, 2015
Cash & Cash Equivalents	$125,225
Prepaid Expenses	1,156
Other Current Assets	645
Deferred Tax Asset (Note 2)	-
Furniture, Fixtures and Equipment, Less Accumulated Depreciation of $51,725	-
TOTAL ASSETS	$127,026
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Income Tax Payable	1,150
Accrued Expenses	2,500
TOTAL LIABILITIES	$ 3,650
STOCKHOLDERS' EQUITY	
Common Stock, par value $.01 per share, 25,000 shares Authorized, 10,000 issued and outstanding	$ 100
Additional Paid-In Capital	145,625
Retained Earnings	(22,349)
TOTAL STOCKHOLDER'S EQUITY	123,376
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$127,026

The Accompanying Notes are an Integral Part of these Financial Statements.

PREMIER SECURITIES OF AMERICA, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JANUARY 31, 2015

REVENUE	
Commissions & Licensing Fees	$34,262
Interest Income	33
Total Revenue	34,295
COSTS AND EXPENSES	
Employee Compensation & Benefits	10,148
Other Expenses	5,921
Total Costs and Expenses	16,069
Income Before Income Tax Provision	18,226
Income Tax Expense	3,684
NET INCOME	$14,542

The Accompanying Notes are an Integral Part of these Financial Statements.

PREMIER SECURITIES OF AMERICA, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	Common Shares	Stock Amount	Paid-In Capital	Retained Earnings	Stockholder's Equity
BALANCE-January 31, 2014	1,000	$100	$145,625	$(36,891)	$108,834
2014 NET INCOME		-	-	14,542	14,542
Deferred Tax Asset		-	-	-	-
BALANCE-January 31, 2015	1,000	$100	$145,625	$23,349	$123,376

The Accompanying Notes are an Integral Part of these Financial Statements.

PREMIER SECURITIES OF AMERICA, INC.
STATEMENT OF CASH FLOWS

CASH FLOWS FROM OPERATING ACTIVITIES	January 31, 2015
Net Income	$14,542
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Deferred Taxes	2,534
Decrease in Operating Assets:	
Prepaid Expenses	(311)
Increase in Operating Liabilities:	
Accrued Expenses	1,650
NET CASH PROVIDED BY OPERATING ACTIVITIES	18,415
INCREASE IN CASH AND CASH EQUIVALENTS	18,415
CASH AT BEGINNING OF YEAR	106,810
CASH AT END OF YEAR	$125,225

The Accompanying Notes are an Integral Part of these Financial Statements.

PREMIER SECURITIES OF AMERICA, INC.
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2015

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. The Company is a Georgia Corporation and is a wholly owned subsidiary of The Consortium Group, LLC, formed February 4, 2003. The Company is involved in the sale of variable life insurance, annuities and mutual funds through a network of registered representatives. The Company is registered with the Securities and Exchange Commission, FINRA and various state securities commissions.

B. Property is recorded at cost and is depreciated over a five year estimated useful life using the straight line method.

C. Commission revenue and expense is recorded when the related insurance premium is measurable. This is generally when paid by the customer. Management does not believe that a chargeback allowance is necessary based on the Company's history of contract cancellations and the nature of their business.

D. Cash and cash equivalents with maturities of less than 90 days. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business. The Company maintains its cash in high credit quality financial institutions. Balances at times may exceed federally insured limits.

E. Use of Estimates- The preparation of financial statements is in conformity with U.S. generally accepted accounting principles that require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and also the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F. Income Taxes- Deferred taxes at January 31, 2015, arise primarily from net operating loss carryforwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences which will either be deductible or taxable when the assets and liabilities are recovered or settled. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. The Company files income tax returns in the U.S. federal and the state of Georgia jurisdictions. The Company is generally no longer subject to U.S. federal tax examinations for years before 2011. The Company follows the provisions for uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. For the year ended January 31, 2015, management believes there are no material amounts of uncertain tax positions.

G. Subsequent Events- The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through March 30, 2015, the date in which the financial statements were available to be issued.

2. INCOME TAXES

The amount of current and deferred tax payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities

or assets between years and for benefits of net operating loss carry forwards. The Company recognizes and measures its unrecognized tax benefit in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that the tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires change.

The components of income tax expense are as follows:

		2014	
	Total	Deferred	Current
Federal	$2,590	$1,913	$ (677)
State	1,094	621	(473)
	$3,684	$2,534	$(1,150)

3. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2015, the Company had net capital of $121,575, which was $116,575 in excess of its minimum required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .03002 to 1.0.

PREMIER SECURITIES OF AMERICA, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 2934)
JANUARY 31, 2015
SCHEDULES I

TOTAL SHAREHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$123,376
LESS NON-ALLOWABLE ASSETS	
Prepaid Expenses	1,156
Other Current Assets	645
Subtotal Non-Allowable Assets	1,801
NET CAPITAL	$121,575
AGGREGATE INDEBTEDNESS	
Accrued Liabilities	$ 3,650
TOTAL AGGREGATE INDEBTEDNESS	$ 3,650
RATIO – Aggregate Indebtedness to Net Capital	.03002
BASIS NET CAPITAL REQUIREMENT	
Net Capital per Above	$121,575
Minimum Net Capital Requirement (See Note A) Greater of $5,000 or ($3,650 x 6 2/3%=$243)	5,000
EXCESS NET CAPITAL	$116,575
Reconciliation with Company's computation (included in Part II of Form X-17A-5) as of January 31, 2015, Net Capital, as reported in Company's Part II, (unaudited FOCUS report	$126,746
Audit Adjustments:	
Income Tax Expense	(3,684)
Other Expense	(2,500)
Other Assets	1,013
Net Capital per Above Reconciliation	$121,575

Note A: Minimum net capital requirement per Rule 15c3-1 is the greater of $5,000 or 6 2/3% of aggregate indebtedness.

PREMIER SECURITIES OF AMERICA, INC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(l) if the rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 pursuant t o paragraph (k)(2)(l) of the rule. The Company did not maintain possession or control of any customer funds or securities.

See Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Premier Securities of America, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) Premier Securities of America, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Premier Securities of America, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) Premier Securities of America, Inc. stated that Premier Securities of America, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Premier Securities of America, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Premier Securities of America, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company CPAs PC
Marietta, Georgia
March 30, 2015

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

PREMIER SECURITIES OF AMERICA, INC.
EXEMPTION REPORT
YEAR ENDED JANUARY 31, 2015

We, as members of management of Premier Securities of America, Inc. (the Company), are responsible for complying with 17 C.F.R. Sec. 240, 171-5 "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. Sec. 240 17a-5 and the exemption provisions in 17 C.F.R. Sec. 240. 15c3-3(k) (the Exemption Provisions). Based on this evaluation, we make the following statements to the best of our knowledge and belief of the Company:

1. We identified the following provision of 17 C.F.R. Sec 240.15c-3-3(k) under which the Company claimed an exemption from 17 C.F.R. Sec. 240 15c-3-3(k)(1).
2. We met the identified exemption provisions throughout the most recent fiscal year ending January 31, 2015, without exception.

The Company is exempt from the provisions of 17 C.F.R. Sec. 240.15c3-3 of the Securities Exchange Act of 1934 pursuant to paragraph (k)(1) of such Rule as the Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

Premier Securities of America, Inc.

Steven G. Early, CEO and Director

3/30/15
Date